
June 20, 2023

Jennifer L. Honeycutt
President and Chief Executive Officer
Veralto Corporation
2200 Pennsylvania Avenue. N.W., Suite 800W
Washington, D.C. 20037-1701

> **Re: Veralto Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form 10**
> **Submitted May 26, 2023**
> **CIK No. 0001967680**

Dear Jennifer L. Honeycutt:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 10 submitted May 26, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segments
Water Quality, page 65

1. We note your discussion of year-over-year core sales. Here and throughout your discussion of your operating results, where you discuss one or more factors responsible for an increase or decrease in a line item, please quantify the contribution of each factor. For example, quantify the increase in core sales in the municipal and industrial end markets, and in the business chemical treatment solutions product line. Please also quantify the decrease in core sales in the ultraviolet water disinfection business attributable to completion of several large projects, and clarify whether you expect this

trend to continue in future financial periods. Make conforming changes throughout your discussion of your results of operations.

Capital Expenditures, page 75

2. Please amend your disclosure to clarify, for the periods presented, the portion of your capital expenditures used for increasing capacity, replacing equipment, supporting new product development, and improving information technology systems, respectively.

Intellectual Property, page 94

3. We note your response to comment 11 that the Company does not believe that any single patent (or related group of patents) is material to any segment of the Company's business or to the Company's businesses as a whole. We also note your disclosure that "in aggregate Veralto's intellectual property is important to its operations." Please revise your Intellectual Property disclosure to provide a more detailed discussion of the type of patent protection upon which you rely for for each of your material products or product families, including a discussion of the jurisdcitions where you have issued patents or pending patent applications, and the relevant expiration dates.

Properties, page 99

4. We note your response to previous comment 13 regarding material leases. Please revise the disclosure in the "Properties" section of the Information Statement to note that you do not believe that any individual lease agreement is material to the Company as a whole. In this regard, we note that your disclosure refers to certain of your facilities as "significant facilities."

Executive Compensation
Non-CEO Veralto NEOs Annual Incentive Payout, page 115

5. We note your amended disclosure that certain Senior Leader Business Metrics included operating profit, core revenue growth, and working capital turnover. To the extent that any of the awards reflected in your Summary Compensation table are based on non-GAAP measures, please amend your disclosure to describe how any non-GAAP numbers are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

General

6. Please file the Bystrom Employment Agreement as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

You may contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Thomas Greenberg, Esq.